Exhibit 99.2

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

AURORA CANNABIS INC. (the “Company”)

August 9, 2024

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with section 11.3 of NI 51-102 and following the annual general and special meeting of the holders of common shares (“Shares”) of the Company held on August 9, 2024 (the “Meeting”), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date (June 17, 2024):	54,548,700
Total Shares represented at the Meeting in person and by proxy:	14,855,306
Percentage of total Shares represented at the Meeting:	27.23%

1.     Number of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution fixing the number of directors at seven (7) was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
14,129,272	95.11%	726,029	4.89%

2.     Election of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders’ meeting or until his or her successor is duly elected or appointed, with the following results:

Name of Nominee	Votes FOR	% votes FOR	Votes WITHHELD	% votes WITHHELD
Ron Funk	3,616,439	79.26%	946,218	20.74%
Miguel Martin	4,256,348	93.29%	306,310	6.71%
Chitwant Kohli	4,214,368	92.37%	348,289	7.63%
Theresa Firestone	3,658,118	80.18%	904,540	19.82%
Norma Beauchamp	4,082,278	89.47%	480,380	10.53%
Michael Singer	3,864,639	84.70%	698,020	15.30%
Rajesh Uttamchandani	3,906,540	85.62%	656,118	14.38%

3.     Appointment of Auditors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution appointing Ernst & Young LLP as independent auditors of the Company until the Company’s next annual meeting of shareholders and authorizing the directors to fix the auditor’s remuneration was approved with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
14,374,818	96.77%	480,481	3.23%

4.     Amendment to Restricted Share Unit Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution with respect to an amendment to the Company’s Restricted Share Unit Plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
3,871,847	84.86%	690,809	15.14%

5.     Amendment to Performance Share Unit Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution with respect to an amendment to the Company’s Performance Share Unit Plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
3,862,694	84.66%	699,961	15.34%

6.     Amendment to Deferred Share Unit Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution with respect to an amendment to the Company’s Deferred Share Unit Plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
3,922,184	85.96%	640,472	14.04%

7.     Amendment to Share Option Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution with respect to an amendment to the Company’s Share Option Plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
3,837,976	84.12%	724,679	15.88%

8.     Renewal of Shareholder Rights Plan

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution with respect to the renewal of the Company’s Shareholder Rights Plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
4,034,553	88.43%	528,104	11.57%

9.     Advisory Vote on Executive Compensation or “Say-on-Pay”

Based on proxies received and votes calculated by ballot during the Meeting, the non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
3,094,601	67.82%	1,468,053	32.18%

Each of the matters set out above is described in greater detail in the Information Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedarplus.ca and www.sec.gov/edgar.